UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00688A 106

(CUSIP Number)

Bankole A. Johnson

c/o Adial Pharmaceuticals, Inc.

1001 Research Park Blvd., Suite 100

Charlottesville, Virginia 22911

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bankole A. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 575,755 (assumes exercise by Dr. Johnson of all vested stock options and vested warrants, respectively, discussed below)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,023,419
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 575,755 (assumes exercise by Dr. Johnson of all vested stock options and vested warrants, respectively, discussed below)
WITH	10	SHARED DISPOSITIVE POWER 1,023,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,599,174 (assumes exercise by Dr. Johnson of all vested stock options and vested warrants, respectively, discussed below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4% (1)
14	TYPE OF REPORTING PERSON IN

(1) This percentage is calculated based on 10,163,826 shares of Common Stock which were issued and outstanding as of April 1, 2019, as confirmed by the transfer agent  of Adial Pharmaceuticals, Inc., plus the 17,298 shares of Common Stock underlying the unexercised vested stock options and 210,589 shares of Common Stock underlying the unexercised vested warrants of Dr. Johnson.

CUSIP No. 00688A106	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) En Fidecomiso de Mi Vida 11/23/2010 (Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Trust formed under the laws of the State of Texas

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 848,336
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 848,336

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14	TYPE OF REPORTING PERSON OO

(1) This percentage is calculated based on 10,163,826 shares of Common Stock which were issued and outstanding as of April 1, 2019, as confirmed by the transfer agent of the Issuer.

CUSIP No. 00688A106	13D	Page 4 of 8 Pages

Item 1.   Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the original Schedule 13D, dated November 12, 2018, filed by Bankole A. Johnson (the “Dr. Johnson”) and En Fidecomiso de Mi Vida 11/23/2010 (Trust), a trust formed under the laws of the State of Texas (the “Trust”), with the Securities and Exchange Commission (“SEC”) on November 14, 2018, to note the decrease in Dr. Johnson’s beneficial ownership from 22.3% to 15.4% and to note the decrease in the Trust’s beneficial ownership from 13.0% to 8.3%. The principal executive offices of the Issuer are located at 1001 Research Park Blvd., Suite 100, Charlottesville, Virginia 22911.

Item 2.   Identity and Background.

(a), (f) The persons filing this Amendment No. 1 to Schedule 13D are Dr. Johnson and the Trust. Dr. Johnson controls the Trust due to his position as the sole trustee of the Trust.

(b) The principal business address of Dr. Johnson and the Trust is c/o Adial Pharmaceuticals, Inc., 1001 Research Park Blvd., Suite 100, Charlottesville, Virginia 22911. Dr. Johnson and the Trust are referred to as the “Reporting Persons” in this Amendment No. 1 to Schedule 13D.

(c) The present principal occupation of Dr. Johnson is serving as the Chief Medical Officer of the Issuer.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Johnson is a citizen of the United States of America. The Trust is a trust formed under the laws of the State of Texas.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Dr. Johnson used personal funds to acquire the shares of Common Stock described in Item 4 of this Amendment No. 1 to Schedule 13D. The stock options granted to Dr. Johnson on March 24, 2019 were awarded as part of his compensation for services to be rendered by him to the Issuer as Chief Medical Officer pursuant to a three year consulting agreement with the Issuer.

CUSIP No. 00688A106	13D	Page 5 of 8 Pages

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The purpose of the transactions described in this Amendment No. 1 to Schedule 13D is solely for investment.

Pursuant to the terms of a consulting agreement, dated March 24, 2019, between the Issuer and Dr. Johnson, the Issuer granted to Dr. Johnson stock options to purchase 250,000 shares of Common Stock as part of Dr. Johnson’s compensation for services to be rendered by him to the Issuer as Chief Medical Officer. The stock options vest pro rata on a monthly basis over a thirty-six month period following the date of grant. The stock options expire ten years following the date of grant and have an exercise price of $3.01 per share. The foregoing description of the terms of Dr. Johnson’s consulting agreement with the Issuer is qualified in its entirety by reference to the full text of such agreement, a copy of which is included as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on March 26, 2019 and is incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 10,163,826 shares of Common Stock outstanding as of April 1, 2019, as confirmed by the transfer agent of the Issuer.

Dr. Johnson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 347,868 shares of Common Stock and warrants to purchase an aggregate of 210,589 shares of Common Stock; and (b) options to purchase an aggregate of 255,580 shares of Common Stock, of which 17,298 shares are vested as of April 1, 2019 or vest within 60 days thereof.

In addition, Dr. Johnson is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 1,023,419 shares of Common Stock, which shares are directly held by the Trust, En Fidecomiso de Todos Mis Suenos Grantor Retained Annuity Trust dated June 27, 2017, En Fideicomiso De Mis Suenos 11/23/2010 (Trust), De Mi Amor (Trust), Medico-Trans Company, LLC and certain family members of Dr. Johnson.

The Trust is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of zero shares.

Dr. Johnson and the Trust are deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of 848,336 shares of Common Stock.

CUSIP No. 00688A106	13D	Page 6 of 8 Pages

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Johnson and the Trust (on the basis of 10,163,826 shares of Common Stock outstanding as of April 1, 2019) are as follows:

(a)	Number of shares of Common Stock beneficially owned by Dr. Johnson:	Percent of class of Common Stock:
	1,599,174	15.4%

	Number of shares of Common Stock beneficially owned by the Trust:	Percent of class of Common Stock:
	848,336	8.3%

(b)	Number of shares of Common Stock as to which Dr. Johnson has:

(i)	Sole power to vote or to direct the vote:	575,755

(ii)	Shared power to vote or to direct the vote:	1,023,419

(iii)	Sole power to dispose or to direct the disposition of:	575,755

(iv)	Shared power to dispose or to direct the disposition of:	1,023,419

CUSIP No. 00688A106	13D	Page 7 of 8 Pages

(c)       Since the filing of the statement on Schedule 13D on November 12, 2018, Dr. Johnson effected the purchases of Common Stock listed below through open market purchases through the date of this filing.

Date Purchased	No. of Shares Purchased	Price per Share
March 28, 2019	40,000	$3.1452
March 29, 2019	30,000	$3.4718
March 29, 2019	2,500	$3.4676
March 29, 2019	600	$3.2967

In addition, the Issuer granted on March 24, 2019 to Dr. Johnson stock options to purchase 250,000 shares of Common Stock as part of Dr. Johnson’s compensation for services to be rendered by him to the Issuer as Chief Medical Officer pursuant to the terms of a consulting agreement, dated March 24, 2019, between the Issuer and Dr. Johnson. The stock options vest pro rata on a monthly basis over a thirty-six month period following the date of grant. The stock options expire ten years following the date of grant and have an exercise price of $3.01 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

See the responses to Items 4 and 5, which are incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 1:	Joint Filing Agreement , dated November 13, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13D filed with the SEC by the Reporting Persons on November 14, 2018)

Exhibit 2:	Consulting Agreement, dated March 24, 2019, by and between the Issuer and Dr. Johnson (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC by Issuer on March 26, 2019).

CUSIP No. 00688A106	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2019

/s/ Bankole A. Johnson
Bankole A. Johnson

En Fidecomiso de Mi Vida 11/23/2010 (Trust)

By:	/s/ Bankole A. Johnson, as trustee
Bankole A. Johnson, as trustee